1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:           .)

SIGNATURES

FOR IMMEDIATE RELEASE
CONTACT
Elizabeth Sun
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085
Topics in This Report
•	Revenue Analysis

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow

•	CapEx & Capacity

•	Recap of Recent Important Events & Announcements

1Q10	Quarterly Management Report April 27, 2010
Operating Results Review:
Summary:

(Amounts are on consolidated basis and are in NT
billions except otherwise noted)	1Q10	4Q09	1Q09	QoQ	YoY

EPS (NT$ per common share)	1.30	1.26	0.06	3.1%	2059.8%
(US$ per ADR unit)	0.20	0.19	0.01

Consolidated Net Sales	92.19	92.09	39.50	0.1%	133.4%
Gross Profit	44.19	44.70	7.48	(1.1%)	490.7%
Gross Margin	47.9%	48.5%	18.9%

Operating Expense	(10.06)	(11.05)	(6.27)	(9.0%)	60.4%
Operating Income	34.13	33.64	1.21	1.4%	2722.0%
Operating Margin	37.0%	36.5%	3.1%
Non-Operating Items	1.18	1.73	(0.46)

Net Income	33.66	32.67	1.56	3.1%	2059.5%
Net Profit Margin	36.5%	35.5%	3.9%

Wafer Shipment (kpcs 8 inch-equiv.)	2,547	2,430	892	4.8%	185.5%
Note:	Total outstanding shares were 25,904mn units on 3/31/10
Financial Highlights:
First Quarter 2010
•	Consolidated net sales were NT$92.19 billion, up 0.1% from NT$92.09 billion in 4Q09 and up 133.4% from NT$39.50 billion in 1Q09.

•	Gross margin was 47.9%, representing a 0.6 percentage point decrease compared with 4Q09, and a 29.0 percentage point increase compared with 1Q09.

•	Operating margin was 37.0%, 0.5 percentage point higher than 4Q09 and 33.9 percentage points higher than 1Q09.

•	The combined result from non-operating income and long-term investment was a gain of NT$1.18 billion, compared to a gain of NT$1.73 billion in 4Q09, and a loss of NT$0.46 billion in 1Q09.

•	Consolidated net income attributable to shareholders of the parent company was NT$33.66 billion, increasing 3.1% from 4Q09. Net profit margin was 36.5% and diluted EPS was NT$1.30.

TSMC
April 27, 2010	Page 2
I. Revenue Analysis
I. Wafer Sales Analysis

By Application	1Q10	4Q09	1Q09
Computer	32%	33%	23%
Communication	39%	39%	41%
Consumer	14%	13%	19%
Industrial/Others	15%	15%	17%

By Technology	1Q10	4Q09	1Q09
40/45nm	14%	9%	1%
65nm	27%	30%	23%
90nm	17%	16%	25%
0.11/0.13um	13%	15%	16%
0.15/0.18um	18%	18%	21%
0.25/0.35um	8%	9%	11%
0.50um+	3%	3%	3%

By Customer Type	1Q10	4Q09	1Q09
Fabless/System	77%	79%	77%
IDM	23%	21%	23%

By Geography	1Q10	4Q09	1Q09
North America	68%	71%	68%
Asia Pacific	15%	13%	14%
China	2%	3%	3%
Europe	11%	10%	12%
Japan	4%	3%	3%
Revenue Analysis:
1Q10 revenue reached NT$92.19 billion, up 0.1% from 4Q09, as demand was stronger than seasonal in all major applications. Consumer was the strongest with a 9% sequential growth. Communication and Industrial both grew 2% sequentially, while Computer related products declined 3% from the prior quarter.
By technology, revenue from 40/45nm grew strongly as a result of strong demand and continued yields improvement; 40/45nm reached 14% of total wafer sales in 1Q10, from 9% in the prior quarter. Meanwhile, revenues from 65nm and 90nm remained solid and accounted for 27% and 17% of total wafer sales, respectively. Revenues from 0.13-micron and below represented 71% of total wafer sales, up 1 percentage point from the last quarter.
Revenues from IDM customers accounted for 23% of total wafer sales in 1Q10, up 2 percentage points from 4Q09.
From a geographic perspective, revenues from customers based in North America accounted for 68% of total wafer sales, while sales from Asia Pacific, China, Europe and Japan accounted for 15%, 2%, 11%, and 4% of total wafer sales, respectively.
II. Profit & Expense Analysis
II — 1. Gross Profit Analysis

(In NT billions)	1Q10	4Q09	1Q09

COGS	48.00	47.39	32.02
Depreciation	19.22	18.60	18.97
Other MFG Cost	28.78	28.79	13.05

Gross Profit	44.19	44.70	7.48

Gross Margin	47.9%	48.5%	18.9%
Gross Profit Analysis:
1Q10 gross margin was 47.9%, down by 0.6 percentage point from 48.5% in 4Q09. The increase in depreciation could have been more than offset by other manufacturing cost improvement. However, the effect from the March 4th earthquake resulted in additional cost from tool recovery and moves loss, which brought the gross margin down by 0.9 percentage point. The unfavorable exchange rate further reduced the gross margin by 0.4 percentage point.

TSMC
April 27, 2010	Page 3
II — 2. Operating Expenses

(In NT billions)	1Q10	4Q09	1Q09

Total Operating Exp.	10.06	11.05	6.27
SG&A	3.65	4.48	2.54
Research & Development	6.41	6.57	3.73
Total Operating Exp. as a % of Sales	10.9%	12.0%	15.9%
Operating Expenses:
Total operating expenses was NT$10.06 billion, representing 10.9% of 1Q10 net sales and a NT$0.99 billion improvement from 4Q09.
SG&A expenses decreased by NT$0.83 billion sequentially, primarily due to lowered legal fees.
Research and development expenditures slightly decreased by NT$0.16 billion.
II — 3. Non-Operating Items

(In NT billions)	1Q10	4Q09	1Q09

Non-Operating Inc./(Exp.)	1.00	1.43	0.35
Net Interest Income/(Exp.)	0.32	0.35	0.88
Other Non-Operating	0.68	1.08	(0.53)

L-T Investments	0.18	0.30	(0.81)
SSMC	0.19	0.29	(0.32)
Others	(0.01)	0.01	(0.49)

Total Non-Operating Items	1.18	1.73	(0.46)
Non-Operating Items:
Combined result from non-operating income and long-term investments was a gain of NT$1.18 billion for 1Q10.
Non-operating income was NT$1.00 billion, down NT$0.43 billion from 4Q09, primarily due to NT$0.33 billion less litigation compensation, and, to a lesser extent, wafer scrap loss of NT$0.19 billion resulting from the March 4th earthquake.
Net investment gain was NT$0.18 billion, lower than NT$0.30 billion in the prior quarter, as SSMC’s earnings was reduced by an inventory revaluation loss and less government subsidies.
III. Financial Condition Review
III — 1. Liquidity Analysis
     (Selected Balance Sheet Items)

(In NT billions)	1Q10	4Q09	1Q09

Cash & Marketable Securities	192.01	195.80	229.79
Accounts Receivable — Trade	39.77	35.38	13.82
Inventory	22.69	20.91	14.78
Total Current Assets	265.62	259.80	268.56
Accounts Payable	40.41	40.61	10.97
Accrued Employee Profit Sharing / Bonus	11.39	13.43	15.45
Accrued Liabilities and Others	26.38	25.09	18.95
Total Current Liabilities	78.18	79.13	45.37
Current Ratio (x)	3.4	3.3	5.9
Net Working Capital	187.44	180.67	223.19
Liquidity Analysis:
At the end of 1Q10, cash and marketable securities totaled NT$192.01 billion, decreased by NT$3.79 billion from 4Q09, primarily due to the acquisition of Motech shares of NT$6.23 billion, balanced by net proceeds from disposal of long-term financial instruments.
Account receivables increased by NT$4.39 billion from the lower base in 4Q09.
Inventory went up by NT$1.78 billion, mainly due to increased volume of work-in-progress to support stronger demand in 2Q10.
Total current liabilities decreased NT$0.95 billion, primarily due to the decrease in accrued employee profit sharing/bonus during the quarter (please refer to page 4).
Net working capital was NT$187.44 billion and current ratio was 3.4x.

TSMC
April 27, 2010	Page 4
III — 1.1 Accrued Employee Profit Sharing / Bonus

(In NT billions)	1Q10	4Q09	1Q09
Beginning Balance	13.43	8.62	15.20
Accrual for current quarter	4.62	4.81	0.25
Payment of 2009 Employee Bonus	(6.66)	—	—
Ending Balance	11.39	13.43	15.45
Accrued Employee Profit Sharing /Bonus:
In the past, TSMC distributed employee profit sharing/bonus once a year after the Annual General Shareholders’ Meeting and upon shareholders’ approval. Due to change in compensation scheme, half of 2009’s profit sharing/bonus was distributed as employee bonus in the first quarter. Starting this year, half of the quarterly accrued employee profit sharing/bonus will be distributed in the following quarter as employee bonus. The remaining half will be distributed as employee profit sharing after the AGM, subject to shareholders’ approval.
Therefore, NT$6.66 billion, which was half of 2009’s accrued employee profit sharing/bonus, was distributed during 1Q10. Meanwhile, 1Q10 accrued employee profit sharing/bonus was NT$4.62 billion.
In sum, the ending balance was NT$11.39 billion.
III — 2. Receivable/Inventory Days
(In Number of Days)

	1Q10	4Q09	1Q09
Days of Receivable	38	36	38
Days of Inventory	45	42	44
Receivable and Inventory Days:
Days of receivable increased by two days to 38 days in 1Q10.
Days of inventory increased by three days to 45 days, in anticipation of the strong demand in 2Q10.
III — 3. Debt Service

(In NT billions)	1Q10	4Q09	1Q09

Cash & Marketable Securities	192.01	195.80	229.79
Interest-Bearing Debt	14.18	15.09	16.00
Net Cash Reserves	177.83	180.71	213.79
Debt Service:
Net cash reserves, defined as the excess of cash and short-term marketable securities over interest-bearing debt, decreased by NT$2.88 billion to NT$177.83 billion at the end of 1Q10.

TSMC
April 27, 2010	Page 5
IV. Cash Flow
IV — 1.1. Cash Flow Analysis

(In NT billions)	1Q10	4Q09	1Q09
Net Income	33.66	32.67	1.56
Depreciation & Amortization	21.00	20.28	20.48
Employee Bonus Payment	(6.66)	n.a	n.a
Other Operating Sources/(Uses)	(1.97)	9.05	4.75
Total Operating Sources/(Uses)	46.03	62.00	26.79

Capital Expenditure	(46.14)	(42.71)	(5.62)
Marketable Financial Instruments	(3.64)	(3.59)	13.80
Long Term Investment	(6.23)	n.a	n.a
Other Investing Sources/(Uses)	(0.28)	(0.80)	(0.04)
Net Investing Sources/(Uses)	(56.29)	(47.10)	8.14

Repayment of Bonds Payable	0.00	0.00	(8.00)
Other Financing Sources/(Uses)	(0.84)	(0.28)	0.12
Net Financing Sources/(Uses)	(0.84)	(0.28)	(7.88)

Net Cash Position Changes	(11.10)	14.62	27.05

Exchange Rate Changes & Others	(0.38)	(0.28)	1.60

Ending Cash Balance	159.80	171.28	223.26
Summary of Cash Flow:
Cash generated from operating activities totaled NT$46.03 billion during the quarter, a decrease of NT$15.97 billion from 4Q09, primarily due to the payment of employee bonus of NT$6.66 billion and the increase in accounts receivable of NT$4.89 billion.
Net cash used in investing activities increased NT$9.19 billion to NT$56.29 billion in 1Q10, mainly due to the acquisition of Motech shares and higher capital expenditures.
Net cash used in financing activities was NT$0.84 billion during the quarter.
As a result, TSMC ended 1Q10 with a cash balance of NT$159.80 billion.
Operating and Free Cash Flows:
Cash flows generated from operating activities were NT$46.03 billion during the quarter. Free cash flow, defined as the excess of operating cash flows over capital expenditures, decreased by NT$19.40 billion compared to 4Q09, mainly due to the decrease in operating cash flow of NT$15.97 billion as discussed in previous paragraphs, and to a lesser extent, higher capital expenditures with a NT$3.43 billion increase compared with 4Q09.
V. CapEx & Capacity
V — 1. Capital Expenditures

(In US millions)	1Q10	4Q09

TSMC	1,433	1,304
XinTec and GUC	2	1
TSMC China & WaferTech	8	4
Other TSMC Subsidiaries	1	1
Total TSMC	1,444	1,310
Capital Expenditures:
Capital expenditures for TSMC on a consolidated basis totaled US$1.44 billion in 1Q10.

TSMC
April 27, 2010	Page 6
V—2. Capacity

	2009	1Q10	2Q10	3Q10	4Q10	2010
Fab / (Wafer size)	(A)	(A)	(F)	(F)	(F)	(F)
Fab-2 (6”)(1)	1,121	254	242	264	264	1,025
Fab-3 (8”)	1,150	267	282	300	300	1,149
Fab-5 (8”)	599	139	144	141	141	564
Fab-6 (8”)	1,154	269	280	282	282	1,113
Fab-8 (8”)	1,066	247	253	254	255	1,009
Fab-12 (12”)(2)	879	269	300	309	311	1,189
Fab-14 (12”)(2)	958	261	299	345	383	1,288
WaferTech (8”)	431	106	107	108	108	429
TSMC China (8”)	531	132	134	145	147	557
TSMC total capacity (8” equiv. Kpcs)	9,695	2,497	2,683	2,850	2,941	10,971
SSMC (8”)	259	69	69	69	69	276
Total managed capacity (8” equiv. Kpcs)	9,955	2,566	2,752	2,919	3,010	11,247

(1)	Figures represent number of 6” wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78

(2)	Figures represent number of 12” wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25
Capacity:
Total managed capacity was 2,566K 8-inch equivalent wafers in 1Q10, increased by 1% from 2,532K in 4Q09. Total managed capacity in 2Q10 is expected to increase by 7% to reach 2,752K 8-inch equivalent wafers, in which 12” wafer capacity will increase by 13% sequentially. Meanwhile, legacy fabs capacity will increase by 2% in the second quarter of 2010.
Total managed capacity in 2010 is expected to reach 11,247K 8-inch equivalent wafers, representing a 13% increase from 9,955K 8-inch equivalent wafers in 2009, while capacity for 12-inch wafer fabs is expected to increase 35% year-over-year.

TSMC
April 27, 2010	Page 7
VI. Recap of Recent Important Events & Announcements
•	TSMC Breaks Ground on Fab for LED Lighting Business (2010/03/25)

•	TSMC to Take Delivery of an ASML EUV Lithography System (2010/02/22)

•	TSMC and MAPPER Reached Joint Development Milestone (2010/02/19)

•	TSMC Board of Directors Proposes NT$3.0 Cash Dividend Per Share (2010/02/09)

•	TSMC Holds Topping Ceremony For Fab 12, Phase 5 (2010/01/19)

•	Qualcomm and TSMC Collaborating on 28nm Process Technology (2010/01/08)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES Consolidated Condensed Balance Sheets (Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	March 31, 2010 (unaudited)			December 31, 2009 (audited)		March 31, 2009 (unaudited)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$5,022	$159,800	25.5	$171,276	28.8	$223,262	40.4	($11,476)	(6.7)	($63,462)	(28.4)
Investments in Marketable Financial Instruments	1,012	32,210	5.1	24,521	4.1	6,527	1.2	7,689	31.4	25,683	393.5
Accounts Receivable — Trade	1,250	39,771	6.3	35,382	5.9	13,822	2.5	4,389	12.4	25,949	187.7
Inventories, Net	713	22,694	3.6	20,914	3.5	14,775	2.7	1,780	8.5	7,919	53.6
Other Current Assets	350	11,141	1.9	7,711	1.4	10,171	1.8	3,430	44.5	970	9.5

Total Current Assets	8,347	265,616	42.4	259,804	43.7	268,557	48.6	5,812	2.2	(2,941)	(1.1)

Long-Term Investments	1,250	39,763	6.3	37,845	6.4	35,682	6.5	1,918	5.1	4,081	11.4

Properties, Plant and Equipment	31,836	1,012,982	161.6	967,419	162.7	867,199	156.9	45,563	4.7	145,783	16.8
Less: Accumulated Depreciation	(22,419)	(713,353)	(113.8)	(693,744)	(116.7)	(640,121)	(115.8)	(19,609)	2.8	(73,232)	11.4

Properties, Plant and Equipment, Net	9,417	299,629	47.8	273,675	46.0	227,078	41.1	25,954	9.5	72,551	31.9

Other Assets	686	21,821	3.5	23,372	3.9	21,458	3.8	(1,551)	(6.6)	363	1.7

Total Assets	$19,700	$626,829	100.0	$594,696	100.0	$552,775	100.0	$32,133	5.4	$74,054	13.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loan payable	$10	$318	—	$—	—	$—	—	$318		$318
Accounts Payables	365	11,626	1.9	11,689	2.0	5,824	1.1	(63)	(0.5)	5,802	99.6
Payables to Contractors and Equipment Suppliers	905	28,785	4.6	28,924	4.9	5,145	0.9	(139)	(0.5)	23,640	459.5
Accrued Expenses and Other Current Liabilities	1,148	36,501	5.9	37,571	6.2	34,120	6.1	(1,070)	(2.8)	2,381	7.0
Current Portion of Bonds Payable and Long-Term Debts	30	945	0.1	949	0.2	286	0.1	(4)	(0.5)	659	229.7

Total Current Liabilities	2,458	78,175	12.5	79,133	13.3	45,375	8.2	(958)	(1.2)	32,800	72.3

Bonds Payable	141	4,500	0.7	4,500	0.8	4,500	0.8	—	—	—	—
Other Long-Term Liabilities	372	11,849	1.9	12,015	2.0	17,587	3.2	(166)	(1.4)	(5,738)	(32.6)

Total Liabilities	2,971	94,524	15.1	95,648	16.1	67,462	12.2	(1,124)	(1.2)	27,062	40.1

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock at Par Value	8,141	259,038	41.3	259,027	43.6	256,260	46.4	11	0.0	2,778	1.1
Capital Surplus	1,745	55,531	8.9	55,486	9.3	49,965	9.0	45	0.1	5,566	11.1
Legal Capital Reserve (2)	2,430	77,317	12.3	77,317	13.0	67,324	12.2	—	—	9,993	14.8
Special Capital Reserve (2)	—	—	—	—	—	392	0.1	—		(392)	(100.0)
Unappropriated Earnings (2)	4,344	138,228	22.1	104,565	17.5	103,896	18.8	33,663	32.2	34,332	33.0
Treasury Stock	—	—	—	—	—	—	—	—		—
Others	(62)	(1,976)	(0.3)	(1,312)	(0.2)	3,710	0.6	(664)	50.5	(5,686)	(153.3)

Total Equity Attributable to Shareholders of the Parent	16,598	528,138	84.3	495,083	83.2	481,547	87.1	33,055	6.7	46,591	9.7
Minority Interests	131	4,167	0.6	3,965	0.7	3,766	0.7	202	5.1	401	10.6

Total Shareholders’ Equity	16,729	532,305	84.9	499,048	83.9	485,313	87.8	33,257	6.7	46,992	9.7

Total Liabilities & Shareholders’ Equity	$19,700	$626,829	100.0	$594,696	100.0	$552,775	100.0	$32,133	5.4	$74,054	13.4

Note :

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$31.819 as of March 31, 2010.

(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Three Months Ended March 31, 2010, December 31, 2009, March 31, 2009
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	1Q 2010			4Q 2009		1Q 2009		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$2,885	$92,187	100.0	$92,094	100.0	$39,500	100.0	$93	0.1	$52,687	133.4
Cost of Sales	(1,502)	(48,002)	(52.1)	(47,399)	(51.5)	(32,020)	(81.1)	(603)	1.3	(15,982)	49.9

Gross Profit	1,383	44,185	47.9	44,695	48.5	7,480	18.9	(510)	(1.1)	36,705	490.7

Operating Expenses
Research and Development Expenses	(201)	(6,410)	(7.0)	(6,567)	(7.1)	(3,729)	(9.4)	157	(2.4)	(2,681)	71.9
General and Administrative Expenses	(77)	(2,472)	(2.6)	(3,269)	(3.6)	(1,595)	(4.0)	797	(24.4)	(877)	55.0
Sales and Marketing Expenses	(37)	(1,175)	(1.3)	(1,217)	(1.3)	(947)	(2.4)	42	(3.4)	(228)	24.1

Total Operating Expenses	(315)	(10,057)	(10.9)	(11,053)	(12.0)	(6,271)	(15.9)	996	(9.0)	(3,786)	60.4

Income from Operations	1,068	34,128	37.0	33,642	36.5	1,209	3.1	486	1.4	32,919	2722.0

Non-Operating Income, Net	31	998	1.1	1,427	1.6	353	0.9	(429)	(30.1)	645	183.8
Investment Gains	6	177	0.2	299	0.3	(813)	-2.1	(122)	(40.8)	990	(121.8)

Income before Income Tax	1,105	35,303	38.3	35,368	38.4	749	1.9	(65)	(0.2)	34,554	4616.5

Income Tax Expenses	(47)	(1,478)	(1.6)	(2,508)	(2.7)	739	1.9	1,030	(41.1)	(2,217)	(299.9)

Net Income	1,058	33,825	36.7	32,860	35.7	1,488	3.8	965	2.9	32,337	2173.6

Minority Interests	(5)	(162)	(0.2)	(194)	(0.2)	71	0.1	32	(16.5)	(233)	(328.0)

Net Income Attributable to Shareholders of the Parent	1,053	33,663	36.5	32,666	35.5	1,559	3.9	997	3.1	32,104	2059.5

Earnings per Share — Diluted	$0.04	$1.30		$1.26		$0.06		$0.04	3.1	$1.24	2059.8

Earnings per ADR — Diluted (2)	$0.20	$6.49		$6.30		$0.30		$0.19	3.1	$6.19	2059.8

Weighted Average Outstanding Shares — Diluted (‘M) (3)		25,916		25,916		25,920

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD31.955 for the first quarter of 2010.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 25,920M shares for 1Q09 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Statements of Cash Flows
For the Three Months Ended March 31, 2010, December 31, 2009, and March 31, 2009
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	1Q 2010		4Q 2009	1Q 2009
	(unaudited)		(unaudited)	(unaudited)
	USD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$1,053	$33,663	$32,666	$1,559
Net Income Attributable to Minority Interest	5	162	194	(71)
Depreciation & Amortization	657	21,003	20,277	20,483
Deferred Income Tax	(22)	(718)	(630)	(1,394)
Equity in Losses (Earnings) of Equity Method Investees, Net	(6)	(177)	(299)	813
Changes in Working Capital & Others	(247)	(7,899)	9,791	5,398

Net Cash Provided by Operating Activities	1,440	46,034	61,999	26,788

Cash Flows from Investing Activities:
Acquisitions of:
Marketable Financial Instruments	(809)	(25,858)	(19,979)	(9,251)
Investments Accounted for Using Equity Method	(195)	(6,229)	(11)	—
Property, Plant and Equipment	(1,444)	(46,136)	(42,715)	(5,617)
Financial Assets Carried at Cost	(3)	(111)	(51)	(83)
Proceeds from Disposal or maturity of:
Marketable Financial Instruments	695	22,220	16,394	23,053
Property, Plant and Equipment	1	36	17	2
Financial Assets Carried at Cost	1	26	37	—
Others	(7)	(237)	(794)	32

Net Cash Used In Investing Activities	(1,761)	(56,289)	(47,102)	8,136

Cash Flows from Financing Activities:
Decrease in Guarantee Deposits	(3)	(90)	(151)	(165)
Proceeds from Exercise of Stock Options	1	37	70	15
Repayment of Long-Term Bonds Payable	—	—	—	(8,000)
Others	(24)	(790)	(196)	275

Net Cash Used in Financing Activities	(26)	(843)	(277)	(7,875)

Net Increase (Decrease) in Cash and Cash Equivalents	(347)	(11,098)	14,620	27,049

Effect of Exchange Rate Changes and Others	(12)	(378)	(279)	1,599

Cash and Cash Equivalents at Beginning of Period	5,360	171,276	156,935	194,614

Cash and Cash Equivalents at End of Period	$5,001	$159,800	$171,276	$223,262

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD31.955 for the year ended March 31, 2010.

TSMC Property

# TSMC

## 2010 First Quarter
## Investor Conference

*April 27, 2010*

© 2010 TSMC, Ltd

Open Innovation Platform™

TSMC 2010 First Quarter Investor Conference April 27, 2010

Agenda Welcome Elizabeth Sun 1Q10 Financial Results and 2Q10 Outlook Lora Ho TSMC Technology Overview Shang-yi Chiang CEO Comments Morris Chang Q&A Morris Chang / Shang-yi Chiang / Lora Ho

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 15, 2010 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

# 1Q10 Financial Highlights

TSMC Property

| *(In NT billions except otherwise noted)* | 1Q10 | 1Q10 Guidance | 4Q09 Actual | 1Q09 Actual | QoQ | YoY |
|---|---|---|---|---|---|---|
| Net Sales | 92.19 | 89 - 91 | 92.09 | 39.50 | 0.1% | 133.4% |
| Gross Margin | 47.9% | 46.5% - 48.5% | 48.5% | 18.9% | -0.6 ppt | +29.0 ppts |
| Operating Margin | 37.0% | 35% - 37% | 36.5% | 3.1% | +0.5 ppt | +33.9 ppts |
| EPS - Diluted (NT$) | 1.30 | | 1.26 | 0.06 | 3.1% | 2059.8% |
| Free Cash Flow | -0.11 | | 19.29 | 21.17 | -100.6% | -100.5% |
| ROE (%) | 26.3% | | 27.3% | 1.3% | -1.0 ppt | +25.0 ppts |
| Shipment (Kpcs, 8"-equiv. Wafer) | 2,547 | | 2,430 | 892 | 4.8% | 185.5% |
| Average Exchange Rate--NTD/USD | 31.96 | | 32.32 | 33.92 | -1.1% | -5.8% |

* Total outstanding shares were 25,904mn units at 3/31/10

** ROE figures are annualized based on average equity attributable to shareholders of the parent.

© 2010 TSMC, Ltd

Open Innovation Platform™

1Q10 Financial Highlights

# Income Statements

TSMC Property

| (In NT billions except otherwise noted) | 1Q10 | 4Q09 | 1Q09 | QoQ | YoY |
|---|---|---|---|---|---|
| Net Sales | 92.19 | 92.09 | 39.50 | 0.1% | 133.4% |
| **Gross Margin** | **47.9%** | **48.5%** | **18.9%** | **-0.6 ppt** | **+29.0 ppts** |
| Operating Expenses | (10.06) | (11.05) | (6.27) | -9.0% | 60.4% |
| **Operating Margin** | **37.0%** | **36.5%** | **3.1%** | **+0.5 ppt** | **+33.9 ppts** |
| Non-Operating Items | 1.00 | 1.43 | 0.35 | -30.1% | 183.8% |
| Long-Term Investment Gains | 0.18 | 0.30 | (0.81) | -40.8% | NM |
| Taxes | (1.48) | (2.51) | 0.74 | -41.1% | -299.9% |
| Net Income | 33.66 | 32.67 | 1.56 | 3.1% | 2059.5% |
| **Net Margin** | **36.5%** | **35.5%** | **3.9%** | **+1.0 ppt** | **+32.6 ppts** |
| EPS (NT Dollar) | 1.30 | 1.26 | 0.06 | 3.1% | 2059.8% |

© 2010 TSMC, Ltd

Open Innovation Platform™

Income Statements

# 1Q10 Revenue by Applications

Industrial/Others
15%
Consumer
14%
Computer
32%
Communications
39%

Communications
40.0
QoQ +2%
Revenue (NT$B)
0.0
4Q09
1Q10

Computer
40.0
QoQ -3%
Revenue (NT$B)
0.0
4Q09
1Q10

Consumer
40.0
Revenue (NT$B)
QoQ +9%
0.0
4Q09
1Q10

TSMC Property

© 2010 TSMC, Ltd

Open Innovation Platform™

1Q10 Revenue by Applications

TSMC Property

# 1Q10 Revenue by Technology

0.25/0.35um
8%
0.5um+
3%
40nm
14%
0.15/0.18um
18%
0.11/0.13um
13%
65nm
27%
90nm
17%

65nm/40nm Revenue
Revenue (NT$B)
% of Sales (%)
50
45
40
35
30
25
20
15
10
5
0
50%
40%
30%
20%
10%
0%
1Q07
3Q07
1Q08
3Q08
1Q09
3Q09
1Q10
40nm Rev (NT$B)
65nm Rev (NT$B)
40/65nm combined as % of Sales

© 2010 TSMC, Ltd

Open Innovation Platform™

1Q10 Revenue by Technology

# Balance Sheets & Key Indices

TSMC Property

| Selected Items from Balance Sheets (In NT billions excepted otherwise noted) | 1Q10 | | 4Q09 | | 1Q09 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| Cash & Marketable Securities | 192.01 | 30.6% | 195.80 | 32.9% | 229.79 | 41.6% |
| Accounts Receivable - Trade | 39.77 | 6.3% | 35.38 | 5.9% | 13.82 | 2.5% |
| Inventory | 22.69 | 3.6% | 20.91 | 3.5% | 14.78 | 2.7% |
| **Long-Term Investment** | **39.76** | **6.3%** | **37.85** | **6.4%** | **35.68** | **6.5%** |
| **Net PP&E** | **299.63** | **47.8%** | **273.68** | **46.0%** | **227.08** | **41.1%** |
| **Total Assets** | **626.83** | **100.0%** | **594.70** | **100.0%** | **552.78** | **100.0%** |
| **Current Liabilities** | **78.18** | **12.5%** | **79.13** | **13.3%** | **45.37** | **8.2%** |
| **Long-Term Interest-bearing Debt** | **10.86** | **1.7%** | **10.96** | **1.8%** | **15.72** | **2.8%** |
| **Total Liabilities** | **94.52** | **15.1%** | **95.65** | **16.1%** | **67.46** | **12.2%** |
| **Total Shareholders' Equity** | **532.31** | **84.9%** | **499.05** | **83.9%** | **485.32** | **87.8%** |
| **Key Indices** | | | | | | |
| **A/R Turnover Days** | **38** | | **36** | | **38** | |
| **Inventory Turnover Days** | **45** | | **42** | | **44** | |
| **Current Ratio (x)** | **3.4** | | **3.3** | | **5.9** | |
| **Asset Productivity (x)** [(1)] | **1.3** | | **1.4** | | **0.7** | |

© 2010 TSMC, Ltd

Open Innovation Platform™

Balance Sheets & Key Indices Asset productivity = Annualized net sales / Average net fixed assets. (1)

# Cash Flows

TSMC Property

| *(In NT billions except otherwise noted)* | 1Q10 | 4Q09 | 1Q09 |
|---|---|---|---|
| **Beginning Balance** | **171.28** | **156.94** | **194.61** |
| Cash from operating activities | 46.03 | 62.00 | 26.79 |
| Capital expenditures | (46.14) | (42.71) | (5.62) |
| Repayment of corporate bonds | 0.00 | 0.00 | (8.00) |
| Short-term investments/others | (11.37) | (4.95) | 15.48 |
| **Ending Balance** | **159.80** | **171.28** | **223.26** |
| Free Cash Flow (1) | (0.11) | 19.29 | 21.17 |

(1) Free cash flow = Operating cash flow – Capital expenditures.

© 2010 TSMC, Ltd

Open Innovation Platform™

Cash Flows Free cash flow = Operating cash flow - Capital expenditures. (1)

Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78. Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25. Installed Capacity 2010 Overall Capacity +13%; Advanced Capacity +35%

# Capital Expenditures

TSMC Property

Note: 2010Q1 CapEx was based on the weighted average exchange rate of NT$31.955 per US dollar.

© 2010 TSMC, Ltd

Open Innovation Platform™

Capital Expenditures

Guidance For the second quarter: Revenue to be between NT$100 billion and NT$102 billion, at a forecast exchange rate of 31.30 NT dollars to 1 US dollar Gross profit margin to be between 48% and 50% Operating profit margin to be between 36.5% and 38.5% Based on our current business outlook, management expects:

Recap of Recent Major Events TSMC Breaks Ground on Fab for LED Lighting Business (2010/03/25) TSMC to Take Delivery of an ASML EUV Lithography System (2010/02/22) TSMC and MAPPER Reached Joint Development Milestone (2010/02/19) TSMC Board of Directors Proposes NT$3.0 Cash Dividend Per Share (2010/02/09) TSMC Holds Topping Ceremony For Fab 12, Phase 5 (2010/01/19) Qualcomm and TSMC Collaborating on 28nm Process Technology (2010/01/08) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements

TSMC Property

http://www.tsmc.com
invest@tsmc.com

© 2010 TSMC, Ltd
Open Innovation Platform™

http://www.tsmc.com invest@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 27, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer